

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Jon Heimer
Chief Executive Officer
Olink Holding AB (publ)
Uppsala Science Park
SE-751 83
Uppsala, Sweden

   Re: Olink Holding AB (publ)
     Registration Statement on Form F-1
     Filed March 3, 2021
     File No. 333-253818

Dear Mr. Heimer:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed on March 3, 2021

Prospectus Summary
Summary Consolidated Statement of Financial Position, page 14

1. Please revise to remove the Sucessor, as adjusted, and Successor, as further adjusted columns as of December 31, 2019.

Special Note Regarding Forward-looking Statements, page 62

2. You state in the last paragraph on page 63 that certain statements that you make are "inherently uncertain" and prospective investors "are cautioned not to unduly rely upon these statements." Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you

are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.

<u>Dilution, page 69</u>

3.   Please revise your disclosures here to present your net tangible book value per share to be rounded to the nearest two decimal places so as to not imply greater precision than exists.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kristopher D. Brown, Esq.